SECURITIE

05044519

NOV 2 2005

BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 2 2005 BRANCH OF REGISTRATIONS AND

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SEC FILE NUMBER
8- 38813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 AND ENDING September 30, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Asset Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36700 Woodward Avenue, Suite 200
(No. and Street)

Bloomfield Hills (City) MI (State) 48304-0930 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan E. Flam 248-433-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 03 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter C. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Asset Management, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOAN E. FLAM
Notary Public, Macomb County, MI
Acting in Oakland Co., MI
My Commission Expires 10/27/2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFESSIONAL ASSET MANAGEMENT, INC.
TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEETS	2
STATEMENTS OF STOCKHOLDERS' EQUITY	3
STATEMENTS OF INCOME	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPORTING SCHEDULES	
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	8-9
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3	10

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of Professional Asset Management, Inc.
Bloomfield Hills, Michigan

We have audited the accompanying balance sheets of Professional Asset Management, Inc. as of September 30, 2005 and 2004 and the related statements of stockholders' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Asset Management, Inc. as of September 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

November 17, 2005

PROFESSIONAL ASSET MANAGEMENT, INC.
BALANCE SHEETS
September 30, 2005 And 2004

ASSETS

	2005	2004
Cash and cash equivalents	$192,684	$160,539
Securities owned - money market funds	34,520	34,429
Accounts receivable:		
Brokers, dealers and clearing organization	7,716	5,522
Deposit - clearing organization	25,000	25,000
Other	14,409	12,849
Other assets:		
Deposits	4,036	4,036
Prepaid taxes	-	2,258
	$278,365	$244,633

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Accounts payable:		
Commissions	$ 658	$ 712
Accrued expenses	34,814	34,858
Federal Income Tax	857	-
Single Business Tax	168	-
Total liabilities	36,497	35,570
Stockholders' equity:		
Common stock, par value $0.10 per share; 50,000 shares authorized; 1,530 shares issued	153	153
Capital in excess of par value	17,974	17,974
Retained earnings	223,741	190,936
Total stockholders' equity	241,868	209,063
	$278,365	$244,633

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended September 30, 2005 And 2004

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholders' Equity
Balance, September 30, 2003	$ 153	$ 17,974	$184,468	$202,595
Net income for the year ended September 30, 2004	-	-	6,468	6,468
Balance, September 30, 2004	153	17,974	190,936	209,063
Net income for the year ended September 30, 2005	-	-	32,805	32,805
Balance, September 30, 2005	$ 153	$ 17,974	$223,741	$241,868

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF INCOME
For The Years Ended September 30, 2005 And 2004

	2005	**2004**
Income:		
Commissions and fees	$1,344,086	$1,057,216
Interest income	3,740	1,816
Total income	1,347,826	1,059,032
Commissions and clearing charges:		
Commissions paid	1,094,248	842,371
Clearing charges	43,645	33,241
Total commissions and clearing charges	1,137,893	875,612
Gross profit from operations	209,933	183,420
Selling, general and administrative expenses	170,574	181,774
Income before provision for taxes	39,359	1,646
Provision for taxes (Note 2):		
Federal income tax	5,806	946
Michigan Single business taxes (refunded)	748	(5,768)
Total provision for taxes	6,554	(4,822)
Net income	$ 32,805	$ 6,468

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2005 And 2004

	2005	2004
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$1,339,449	$1,052,225
Interest received	3,740	1,816
Commissions paid	(1,095,861)	(845,821)
Clearing charges	(41,247)	(31,286)
Other selling, general and administrative expenses paid	(170,574)	(181,774)
Federal income taxes (paid) refunded	(3,271)	3,955
Single business taxes (paid) refunded	-	5,919
Net cash provided by operating activities	32,236	5,034
Cash and cash equivalents at beginning of year	194,968	189,934
Cash and cash equivalents at end of year	$ 227,204	$ 194,968

	2005	2004
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 32,805	$ 6,468
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	(3,754)	(2,887)
Refundable Federal income taxes	-	3,955
Prepaid taxes	2,258	1,097
Increase (decrease) in:		
Accounts payable	(54)	(3,450)
Accrued expenses	(44)	(149)
Federal income taxes	857	-
Single business taxes	168	-
Total adjustments	(569)	(1,434)
Net cash provided (used) in operating activities	$ 32,236	$ 5,034

Disclosure of accounting policy:

For purposes of the Statement of Cash Flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2005 And 2004

Note 1 - ORGANIZATION

Professional Asset Management, Inc. provides investment services as a registered broker-dealer with the National Association of Securities Dealers.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Provision For Taxes

Federal income taxes for the fiscal year ended September 30, 2004 have been reduced approximately $166 due to a net operating loss carryforward from September 30, 2003.

Refunded Michigan single business taxes in the amount of $5,768, received during the year ended September 30, 2004, was the result of the adjustment of prior year's taxes paid.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2005, the Company's net capital was $222,733 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was .16 to 1.

Note 4 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2005 are as follows:

Year ended September 30,	Amount
2006	$47,880
2007	49,328
2008	50,816
2009	34,560

For the years ended September 30, 2005 and 2004 the total lease expenses pursuant to the above operating lease amounted to $62,635 and $68,265, respectively, which is included in selling, general and administrative expenses in the attached Statement of Operations.

SUPPORTING SCHEDULES

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER REULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2005

1.	Total ownership equity	$241,868
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	241,868
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	241,868
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	18,445
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	223,423
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities: 4. Other securities	690
10.	Net capital	222,733
13.	Net capital requirement	50,000
14.	Excess net capital	$172,733

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2005
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 36,497
19.	Total aggregate indebtedness liabilities	$ 36,497
20.	Percentage of aggregate indebtedness to net capital	16%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Professional Asset Management, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$172,733
Difference due to:	
Adjustment of non-allowable assets	(272)
Excess per the Company's Part IIA, FOCUS Report	$172,461

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2005

Professional Asset Management, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".